Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

											Six		Three
											Months		Months
											Ended		Ended
	Fiscal Year Ended June 30,										Dec. 31,		Mar.31,
	2001		2002		2003		2004		2005		2005		2006
EARNINGS:
Income (loss) before income tax expense	$59,325		$78,984		$77,660		$46,157		$99,102		$80,223		$(86,956)
Add: Fixed charges	2,801		2,967		14,375		13,161		12,993		6,547		3,241

Earnings as defined	$62,126		$81,951		$92,035		$59,318		$112,095		$86,770		$(83,715)

FIXED CHARGES:
Interest expense	$1,263		$1,376		$10,038		$8,663		$8,488		$4,253		$2,122
Amortization of deferred financing fees	—		—		2,542		2,145		2,152		1,080		536

Interest expense as reported	1,263		1,376		12,580		10,808		10,640		5,333		2,658
Portion of rent expense as interest	1,538		1,591		1,795		2,353		2,353		1,214		583

Fixed charges as defined	$2,801		$2,967		$14,375		$13,161		$12,993		$6,547		$3,241

Ratio of earnings to fixed charges	22.2	x	27.6	x	6.4	x	4.5	x	8.6	x	13.3	x	(25.8)	x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.